                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

        For the fiscal year end        December 31, 1999
                                ------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from               to
                                  --------------    ----------------------------



    Commission file number           333-3250
                          ----------------------------------------------------



A.       Savings and Profit Sharing Plan for Employees of First Interstate

                                BancSystem, Inc.
 -------------------------------------------------------------------------------
                            (Full title of the plan)



                                  Same as below
 -------------------------------------------------------------------------------
     (Address of the plan, if different from that of the issuer named below)



B.                      First Interstate BancSystem, Inc.
 -------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



       401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
 -------------------------------------------------------------------------------
                (Address of issuer's principal executive office)

[KPMG LOGO]
                         SAVINGS AND PROFIT SHARING PLAN
                        FOR EMPLOYEES OF FIRST INTERSTATE
                                BANCSYSTEM, INC.

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)


                                ===============

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.


                                TABLE OF CONTENTS



Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 1999

Notes to Financial Statements

                                                                                                                    Schedule
                                                                                                                    --------

Schedule of Assets Held for Investment Purposes - December 31, 1999...............................................     1

Schedule of Reportable Transactions - December 31, 1999...........................................................     2

[KPMG LETTERHEAD]






                          INDEPENDENT AUDITORS' REPORT



Administrative Committee of the
   Savings and Profit Sharing Plan for Employees of
   First Interstate BancSystem, Inc.:


We have audited the accompanying statements of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP


May 26, 2000

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                                 1999                1998
                                                             -------------     -------------
     Cash                                                   $    1,477,642           183,187
     Investments, at fair value                                 57,107,401        46,750,489
     Accrued interest and dividends                                 37,146           558,638
                                                             --------------    -------------
          Net assets available for benefits                 $   58,622,189        47,492,314
                                                             =============     =============

See accompanying notes to financial statements.

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

           Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999

     Additions to net assets attributed to:
       Investment income:
         Interest and dividends                                                 $   2,898,644
         Net appreciation in fair value of
           investments                                                              6,023,880
                                                                                  -----------
                                                                                    8,922,524
                                                                                  -----------
       Contributions:
         Employee                                                                   2,158,032
         Employer                                                                   2,463,722
         Rollover                                                                      80,160
                                                                                  -----------
                                                                                    4,701,914
                                                                                  -----------
               Total additions                                                     13,624,438

     Deductions from net assets attributed to - benefits
       paid to participants                                                         2,494,563
                                                                                  -----------

            Net increase                                                           11,129,875

     Net assets available for benefits:
       Beginning of year                                                           47,492,314
                                                                                  -----------
       End of year                                                                 58,622,189
                                                                                  ===========



     See accompanying notes to Financial Statements.

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                         Notes to Financial Statements

                           December 31, 1999 and 1998


(1)    DESCRIPTION OF THE PLAN

       The following description of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is a defined contribution plan covering all employees of the First Interstate BancSystem, Inc.'s (the Company) member banks [see note (1)(g)] who have one year of service and have completed at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (B)    CONTRIBUTIONS

              Employees may elect to contribute up to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

              The employer is required to make a matching contribution equal to 125% of the first 4% of compensation contributed by the employee. The member banks may also, at the sole discretion of the Board of Directors, make a profit sharing contribution on behalf of eligible employees.

       (C)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings, account balances or compensation, as defined.

       (D)    VESTING

              All participants are 100% vested in the employee and employer contributions plus actual earnings thereon.

       (E)    INVESTMENT OPTIONS

              Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

                  Accessor U.S. Government Money Fund - Funds are invested in short-term obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities.

                  Accessor Mortgage Securities Fund - Funds are invested in mortgage related securities.

                  Vanguard Intermediate - Term Treasury Fund - Funds are invested in fixed income securities.

                  Accessor Growth Fund - Funds are invested in equity securities with greater than average growth characteristics.


                                       1
                                                                     (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                         Notes to Financial Statements


                  Accessor Intermediate Fixed Income Fund - Funds are invested in fixed income with durations between three and ten years.

                  Accessor International Equity Fund - Funds are invested in equity securities of companies domiciled in countries other than the United States.

                  Columbia Fixed Income Securities Fund - Funds are invested in a broad range of investment-grade, fixed income securities with intermediate - to long-term maturities.

                  Federated GNMA Fund - Funds are invested primarily in instruments issued or guaranteed by the Government National Mortgage Association.

                  SEI Index Fund - Funds are invested in a diversified portfolio of securities to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard and Poor's 500 Composite Stock Price Index.

                  Harbor International Fund - Funds are invested in non-U.S. equity securities.

                  Accessor Value & Income Fund - Funds are invested in income producing equity securities selected from the Standard and Poor's 500 Composite Stock Price Index.

                  Accessor Short Intermediate Fixed Income Fund - Funds are invested in fixed income securities with duration of between one and five years.

                  Accessor Small to Mid Cap Fund - Funds are invested in equity securities of small to medium capitalization issuers.

              A participant may not contribute to, but may direct transfers from any investment, into the following investment option:

                  First Interstate BancSystem, Inc. Stock - Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant's investment in Company Stock is limited to 50% of the participant's account balance, as defined.

                  As of December 31, 1999 and 1998, plan assets invested in Company Stock were 34% and 33% of net assets available for benefits, respectively.

       (F)    PAYMENT OF BENEFITS

              On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or a series of annual installments over a period of up to ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.


                                       2
                                                                     (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                         Notes to Financial Statements


       (G)    MEMBERS OF PLAN

              Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:

                  -   First Interstate Bank Montana

                  -   First Interstate Bank Wyoming

                  -   Commerce Financial, Inc.

                  -   FIB Capital Trust

(2)    SUMMARY OF ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING
              The financial statements of the Plan are prepared using the accrual method of accounting.

       (B)    USE OF ESTIMATES
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (C)    INVESTMENTS
              Investment assets, with the exception of the Company Stock, are valued at their quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company stock was $40 and $33 at September 30, 1999 and September 30, 1998, respectively.

              Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (D)    PAYMENT OF BENEFITS
              Benefits are recorded when paid.


                                       3
                                                                     (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                         Notes to Financial Statements


(3)    INVESTMENTS
       The Plan's investments are held in trust by the Trust Financial Services Division of First Interstate Bank in Montana. In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation. The following table presents the fair values of investments, as determined by quoted market price or appraisal, as of December 31:

                                                                         1999                               1998
                                                            --------------------------------   --------------------------------
                                                              NUMBER OF                          NUMBER OF
                                                              SHARES OR                          SHARES OR
                                                              PRINCIPAL                          PRINCIPAL
                                                               AMOUNT          FAIR VALUE         AMOUNT          FAIR VALUE
                                                            --------------    --------------   --------------    --------------
            Investments at estimated fair value as
               determined by quoted market price:
                FI Fund                                           -        $         -              3,851     $        3,851
                Accessor U.S. Government Money Fund
                                                             5,026,351          5,026,351            -                  -
                Goldman Sachs Financial Square Prime
                   Obligations Fund                               -                  -          1,744,055          1,744,055
                Accessor Mortgage Securities Fund              200,933          2,407,177            -                  -
                Vanguard Intermediate - Term Treasury
                   Fund                                         39,690            402,060         166,236          1,851,871
                Accessor Growth Fund                           190,938          6,698,107            -                  -
                Accessor Intermediate Fixed Income Fund        192,335          2,173,386            -                  -
                Accessor International Equity Fund             112,658          2,424,406            -                  -
                Columbia Fixed Income Securities Fund           42,931            534,063         169,032          2,268,290
                Federated GNMA Fund                             46,183            497,395         222,630          2,531,302
                Federated Capital Preservation Fund               -                  -            117,028          1,170,280
                Fidelity Contrafund Inc.                          -                  -             38,960          2,207,868
                SEI Index Fund                                  76,727          3,491,095         126,472          4,861,616
                Brandywine Fund, Inc.                             -                  -             92,664          2,805,868
                Twentieth Century Investments (Ultra
                   Fund)                                          -                  -             64,613          2,158,709
                Harbor International Fund                       37,284          1,560,709          85,193          3,128,293
                Accessor Value & Income Fund                   249,159          5,157,599          86,212          1,813,891
                Accessor Short Intermediate Fixed
                   Income Fund                                 156,482          1,851,179            -                  -
                Accessor Small to Mid Cap Fund                 186,448          5,106,811          60,119          1,406,782
                Franklin Small Cap Growth Fund                    -                  -             14,731            332,489
                T. Rowe Price Equity Income Fund                  -                  -            106,267          2,796,934
                Loan Fund                                      121,583            121,583          99,221             99,221
            Investments at estimated fair value as
                determined by appraisal:
                First Interstate BancSystem, Inc. Stock        491,387         19,655,410         471,793         15,569,169
                                                                              --------------                     --------------

                                                                           $   57,107,401                     $   46,750,489
                                                                              ==============                     ==============

                                       4
                                                                     (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                         Notes to Financial Statements


       During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,023,880 and $6,102,006 respectively.

(4)    PARTICIPANT LOANS

       Participant loans are limited to lesser of (a) 50% of the participant's vested account balance or (b) $50,000, reduced by the excess, if any, of
       (i) the participant's highest outstanding loan balance during the previous year, over (ii) the participant's outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower, (b) 5 years for all other loans, or (c) upon termination of employment of the borrower. The loans are secured by the balance in the participant's account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company's principal office is then located. Interest rates on the participant loans outstanding at December 31, 1999 ranged from 7% to 9.75%. Principal and interest is paid ratably through monthly payroll deductions.

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by letter dated January 9, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    ADMINISTRATIVE EXPENSES

       The Trust Financial Services Division of First Interstate Bank in Montana holds the Plan's assets in trust and performs the recordkeeping for the Plan. The administrative fees related to these services performed for the Plan are paid by the Company.

(8)    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

           Investments.  See Note 2(c) regarding investment valuation.

           Participant Loans. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

                                                                      SCHEDULE 1

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.


                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999



                                                Description of investment
       Identity of issue,                       including maturity date,
        borrower, lessor                      rate of interest, collateral,                                 Current
        or similar party                          par or maturity value                                      value
        ----------------                          ---------------------                                      -----

Accessor Capital Management               Accessor U.S. Government Money Fund                         $     5,026,351
Accessor Capital Management               Accessor Mortgage Securities Fund                                 2,407,177
The Vanguard Group                        Vanguard Intermediate - Term Treasury Fund                          402,060
Accessor Capital Management               Accessor Intermediate Fixed Income Fund                           2,173,386
Accessor Capital Management               Accessor Short Intermediate Fixed Income
                                          Fund                                                              1,851,179
Columbia Funds                            Columbia Fixed Income Securities Fund                               534,063
Federated Securities Corp.                Federated GNMA Fund                                                 497,395
Financial Services Company                SEI Index Fund                                                    3,491,095
Harbor Fund                               Harbor International Fund                                         1,560,709
Accessor Capital Management               Accessor Growth Fund                                              6,698,107
Accessor Capital Management               Accessor International Equity Fund                                2,424,406
Accessor Capital Management               Accessor Value & Income Fund                                      5,157,599
Accessor Capital Management               Accessor Small to Mid Cap Fund                                    5,106,811
First Interstate BancSystem, Inc.*        Common stock of First Interstate
                                            BancSystem, Inc.                                               19,655,480
Savings and Profit Sharing Plan           Loans to plan participants
     for Employees of First Interstate
     BancSystem, Inc.                                                                                         121,583
                                                                                                        -------------

                                                                                                      $    57,107,401
                                                                                                        =============


* party in interest to the Plan

See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1999




     IDENTITY OF
   PARTY INVOLVED                  DESCRIPTION OF ASSET            PURCHASE PRICE        SELLING PRICE          LEASE RENTAL
   --------------                  --------------------            --------------        -------------          ------------
Fidelity Investments            Fidelity Contrafund, Inc.            2,314,807            2,551,496                --

T. Rowe Price                   T. Rowe Price Equity Income Fund     2,453,965            2,705,124                --

Brandywine Fund, Inc.           Brandywine Fund, Inc.                2,611,334            2,966,067                --

                                                                                       CURRENT VALUE
                                         EXPENSE                                        OF ASSET ON
     IDENTITY OF                      INCURRED WITH                                     TRANSACTION               NET
   PARTY INVOLVED                      TRANSACTION                 COST OF ASSET           DATE                GAIN (LOSS)
   --------------                      -----------                 -------------           ----                -----------
Fidelity Investments                       --                         2,314,807           2,551,496             236,689

T. Rowe Price                              --                         2,453,965           2,705,124             251,159

Brandywine Fund, Inc.                      --                         2,611,334           2,966,067             354,732



See accompanying independent auditors' report.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM,
INC.









JUNE 12, 2000                /S/ RICHARD C. FELLOWS
-----------------------      ----------------------------
        Date                 Richard C. Fellows
                             Senior Vice President

                        FIRST INTERSTATE BANCSYSTEM, INC.



                                  EXHIBIT INDEX







Exhibit                                  Document


 23.1          Consent of KPMG Peat Marwick LLP, Independent Certified Public
               Accountants.